SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 05, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		460,752
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		14,200
Balance under scheme not yet issued/allotted at end of period		446,552
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                        for and on behalf of

                       Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		770,699
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		166,934
Balance under scheme not yet issued/allotted at end of period		603,765
Number and class of securities originally listed and the date of admission
2,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
1,500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
500,000 Ordinary Shares of US$ 20 cents each listed on 8 February 2013.
500,000 Ordinary Shares of US$0.20 cents each listed on 13 September 2013.

Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                        for and on behalf of

                       Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		629,968
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		500,000
Number of securities issued/allotted under scheme during period:		721,203
Balance under scheme not yet issued/allotted at end of period		408,765
Number and class of securities originally listed and the date of admission
1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
1,000,000 Ordinary Shares of US$ 20 cents each listed on 8 February 2013.
1,000,000 Ordinary Shares of US$ 20 cents each listed on 13 September 2013.
500,000 Ordinary Shares of US$ 20 cents each listed on 2 June 2014.

Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                        for and on behalf of

                        Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		376,485
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		21,247
Balance under scheme not yet issued/allotted at end of period		355,238
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 September 2008. 500,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                        for and on behalf of

                        Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		266,313
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		32,002
Balance under scheme not yet issued/allotted at end of period		234,311
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$20 cents each listed on 27 September 2011. 250,000 Ordinary Shares of US$20 cents each listed on 13 September 2013.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY Gemma Parsons, Deputy Company Secretary

                      for and on behalf of

                      Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		53,021
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		53,021
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY  Gemma Parsons, Deputy Company Secretary

                       for and on behalf of

                      Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		587,725
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		123,452
Balance under scheme not yet issued/allotted at end of period		464,273
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010. 500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                        for and on behalf of

                        Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		1,313,945
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,000,000
Number of securities issued/allotted under scheme during period:		1,864,686
Balance under scheme not yet issued/allotted at end of period		1,449,259
Number and class of securities originally listed and the date of admission
2,000,000 Ordinary Shares of US$20 cents each listed on 22 December 2010.
1,250,000 Ordinary Shares of US$20 cents each listed on 31 July 2012.
1,500,000 Ordinary Shares of US$20 cents each listed on 8 February 2013.
2,000,000 Ordinary Shares of US$20 cents each listed on 21 May 2013.
1,000,000 Ordinary Shares of US$20 cents each listed on 13 September 2013.
2,000,000 Ordinary Shares of US$20 cents each listed on 2 June 2014.

Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                        for and on behalf of

                        Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		247,914
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		3,020
Balance under scheme not yet issued/allotted at end of period		244,894
Number and class of securities originally listed and the date of admission		250,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                         for and on behalf of

                         Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date:  5 August 2014

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		249,994
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		1,947
Balance under scheme not yet issued/allotted at end of period		248,047
Number and class of securities originally listed and the date of admission		250,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		894,225,763 Ordinary Shares of US$20 cents each are in issue. 24,672,968 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

                         for and on behalf of

                         Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 05, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary